SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 JANUARY 4, 2005


                              PUBLICIS GROUPE S.A.

                          133, AVENUE DES CHAMPS-ELYSEE
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X         Form 40-F
                                    -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No     X
                              -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Content:  Press Releases

                                  EXHIBIT LIST




Exhibit     Description

99.1        Press Release
99.2        Press Release
99.3        Press Release
99.4        Press Release
99.5        Press Release
99.6        Press Release
99.7        Press Release
99.8        Press Release

The attached documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The use of the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s),""anticipate(s)" and similar expressions in the attached documents are intended to identify those statements as forward looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the respective dates of the attached documents. Other than in connection with applicable securities laws, the Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the respective dates of the attached documents or to reflect the occurrence of unanticipated events. The Company urges you to review and consider the various disclosures it made concerning the factors that may affect its business carefully, including the disclosures made under the heading "Risk Factors" and "Forward-Looking Statements" in documents the Company has filed with the U.S Securities and Exchange Commission.

The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act or otherwise be subject to the liabilities of that section.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PUBLICIS GROUPE S.A.


                                          By: /s/ Jean-Michel Etienne
                                             ---------------------------------
                                                     Jean-Michel Etienne
                                                     Chief Financial Officer



Date:  January 4, 2005.

                                                                    Exhibit 99.1

                             [PUBLICIS GROUPE LOGO]
                                  PRESS RELEASE

                PUBLICIS GROUPE FORMS NEW MEDIA MANAGEMENT BOARD

         COLLABORATING AS PUBLICIS GROUPE MEDIA, THE BOARD WILL SEEK TO
             STRENGTHEN THE OFFERING OF STARCOM MEDIAVEST GROUP AND
                             ZENITHOPTIMEDIA BRANDS



PARIS, FRANCE, SEPTEMBER 9, 2004--Publicis Groupe today announced that it is forming a new Management Board to fortify its media operations, including the two global networks of Starcom MediaVest Group and ZenithOptimedia. The Board will operate under the moniker Publicis Groupe Media (PGM), with a mission to preserve and strengthen its multiple media brands.

"PUBLICIS GROUPE IS HOME TO TWO OF THE MOST POWERFUL MEDIA NETWORKS IN THE WORLD, BOTH OF WHICH WORK IN SERVICE TO MANY OF THE WORLD'S MOST DOMINANT BRANDS," said Maurice Levy, chairman and CEO of Publicis Groupe. "OUR OPPORTUNITY IS TO CONSTANTLY FORTIFY THESE SEPARATE NETWORKS WITH THE STRONGEST COMPETITIVE ADVANTAGES, ENABLING THEM TO SERVE THEIR CLIENTS WITH UNPARALLELED TALENT, TOOLS AND RESOURCES. WHILE THE TWO GLOBAL NETWORKS WILL REMAIN TOTALLY INDEPENDENT AND CONTINUE TO FOCUS ON PROVIDING OUTSTANDING SERVICE TO THEIR CLIENTS, THE MEMBERS OF PUBLICIS GROUPE MEDIA WILL CAREFULLY EVALUATE AND PURSUE GROUPE-LEVEL INVESTMENTS AND IMPROVEMENTS THAT SIMULTANEOUSLY EMPOWER EACH NETWORK WITH GREATER RESOURCES, TALENT AND TOOLS, WHILE ALSO PRESERVING THE EXCLUSIVE AND PROPRIETARY NATURE OF OUR CLIENTS."

PGM will be led by ROGER HAUPT, chief operating officer of Publicis Groupe, and will also include JACK KLUES, chief executive officer of SMG; STEVE KING, chief executive officer of ZenithOptimedia; ADRIAN SAYLISS, global chief financial officer of ZenithOptimedia; and FRANK VORIS, chief financial officer of SMG. RENETTA McCANN, chief executive officer of SMG/Americas; RICH HAMILTON, chief executive of ZenithOptimedia/Americas; MARK CRANMER, chief executive of SMG Europe/Middle East/Africa, and RISHAD TOBACCOWALA, head of the SMG Next practice also become members of Publicis Groupe Media.

Haupt emphasized that PGM is not a new company, but rather a Board that will focus on constantly improving Publicis Groupe's media offering. "WHAT PGM WILL NOT DO IS MERGE TOGETHER OUR GLOBAL NETWORKS," he added. "WE REMAIN COMMITTED TO A MULTIPLE BRAND STRATEGY AND WE INTEND TO FORTIFY THE ABILITY OF THOSE NETWORKS TO PROVIDE UNPARALLELED SERVICE TO CLIENTS. IN PURSUIT OF MARKET STRENGTH AND GREATER CLIENT BENEFITS, THE BOARD WILL CONTINUE TO CAREFULLY EXPLORE OPPORTUNITIES TO STREAMLINE INVESTMENTS THAT SUPPORT THE CORE MEDIA PRODUCT, INCLUDING NON-PROPRIETARY DATA ACQUISITION AND TECHNOLOGY THAT IS NOT CLIENT-SPECIFIC, AND WHICH ENSURE THAT EVERY STARCOM MEDIAVEST GROUP AND ZENITHOPTIMEDIA ASSET OFFERS THE BEST AVAILABLE TOOLS AND SYSTEMS."

The Board will also evaluate which, if any, backroom operations
(administrative...) can be consolidated to generate efficiencies. It will also explore maximizing investments in improved tools and modelling products that will provide greater accountability to clients.

MANAGING CONFLICTS  IS A  PRIORITY

A top priority for PGM is to carefully manage and protect any conflicting assignments.

"WHATEVER IMPROVEMENTS WE SEEK, WE WILL WORK WITH KEY CLIENTS IN EACH MARKET TO INSURE THAT THE STEPS WE TAKE SIMULTANEOUSLY GENERATE MEASURABLE CLIENT BENEFITS SUCH AS A STRONGER MEDIA OFFERING, GREATER TOOLS AND TALENT IN SERVICE TO CLIENT BRANDS, PLUS MORE MEASURABLE ROI. THIS, WHILE ALSO PROTECTING THE CONFIDENTIAL NATURE OF OUR CLIENTS' BUSINESSES," said Haupt.

DIVERSIFIED  MEDIA  SERVICES

According to Haupt, PGM will also encourage the sharing of the many diversified service business units that exist within ZenithOptimedia and SMG. These include Relay Sports and Events Marketing, SMG Directory Marketing, Play, Sponsorship Intelligence and Ninah Consulting, the brand investment and accountability consulting unit of ZenithOptimedia. These businesses will be available to all brands within the PGM umbrella and the broader family of Publicis Groupe companies, and all will report into Voris.

"OUR DIVERSIFIED SERVICE OPERATIONS CONNECT OUR CLIENTS WITH THEIR CUSTOMERS IN NONTRADITIONAL AND EMERGING CONTACT ENVIRONMENTS THAT ARE INCREASINGLY VITAL TO THE DELIVERY OF EFFECTIVE MARKETING MESSAGES," said Haupt. "AS STAND-ALONE BUSINESSES, THESE COMPANIES DELIVER NEW REVENUE STREAMS TO OUR ORGANIZATION BY KEEPING CLIENTS IN TOUCH WITH THE EVER-ELUSIVE AND EMPOWERED CONSUMER." Some of the diversified brands that exist within SMG and ZenithOptimedia will remain exclusive to their respective networks because they are inextricably linked to clients that are shared with Starcom, MediaVest or ZenithOptimedia. These include ZenithOptimedia Direct, SMG IP, Tapestry (Multicultural) and Halogen Direct.

SMG AND ZENITHOPTIMEDIA BRAND LEADERSHIP

At the brand level, leadership across the two networks remains the same. The SMG regional CEOs include Renetta McCann, The Americas; Mark Cranmer, Europe/Middle East/Africa; Blaise D'Sylva, Northeast Asia; D. Sriram, Southeast Asia/India; and Martha Marin, Latin America. Laura Desmond remains chief executive officer of MediaVest USA and Dennis Donlin continues as chief executive officer of GM Planworks in Detroit. Both report into McCann.

At ZenithOptimedia, Steve King remains global chief executive officer, a role he assumed in March, and Adrian Sayliss will continue to provide financial oversight. All other ZenithOptimedia regional leadership roles will remain the same: Rich Hamilton continues to serve as chief executive of ZenithOptimedia/Americas, while Phil Talbot continues as chief executive officer of the Asia/Pacific region. John Taylor will be global client services director for ZenithOptimedia.

MARKET-BY-MARKET IMPROVEMENTS

According to Klues, the most immediate focus of PGM will concentrate on several markets that have already been identified. "WE HAVE BEEN TARGETING STRATEGIC IMPROVEMENTS, PRIMARILY IN SOME KEY WESTERN EUROPEAN COUNTRIES, AND WE INTEND TO MAKE SOME INVESTMENTS IN SELECT CORE MARKETS RELATIVELY QUICKLY," he said. "AND WHILE WE WILL NEVER COMBINE OUR BUYING STRENGTH IN THE U.S., WHERE OUR COMPANIES ALREADY ENJOY SUFFICIENT CLOUT TO PROVIDE OPTIMUM PRICING TO CLIENTS, WE WILL EXPLORE THE VIABILITY OF SUCH A MOVE IN OTHER MARKETS WHERE INDUSTRY PRACTICE ALLOWS AND WHERE CLIENTS CAN BENEFIT FROM FORTIFIED NEGOTIATING POWER. AGAIN, WE WILL PURSUE THESE OPPORTUNITIES WITH

TOTAL TRANSPARENCY TO OUR CLIENTS AND ONLY AFTER THEY HAVE BEEN SATISFIED THAT CONFIDENTIALITY HAS BEEN PRESERVED."


Steve King commented that the "PGM STRUCTURE WILL ALLOW US THE FRAMEWORK TO IMPROVE THE BREADTH AND STRENGTH OF OUR PRODUCT OFFERING WITHOUT DILUTING THE MANAGEMENT AND CULTURES BEHIND THE MEDIA NETWORKS".

"THE COMMUNICATIONS LANDSCAPE, UNDER THE IRRESISTIBLE FORCE OF NEW TECHNOLOGIES, IS DEVELOPING EXPONENTIALLY AND ITS FRAGMENTATION RENDERS BUILDING A DIRECT RELATIONSHIP WITH CONSUMERS MORE AND MORE COMPLEX; THUS THE IMPORTANCE OF MAKING CONSUMER CONNECTIONS BECOMES AS VITAL AS THE CONTENT OF OUR CLIENTS' ADVERTISING MESSAGES," said Levy. "THE MEDIA AGENCIES, WITHIN PUBLICIS GROUPE, FULFIL AN ESSENTIAL ROLE IN THE CONSTANT SEARCH OF A CONNECTION, A CONTACT WITH CONSUMERS, AND THE STRENGTHENING OF THAT RELATIONSHIP. OUR INTENTION IS TO MAINTAIN OUR LEAD AND REINFORCE OUR POSITION TO MAKE OUR MEDIA AGENCIES SIMPLY THE BEST PARTNERS OF OUR CLIENTS IN THIS AREA."

STARCOM MEDIAVEST GROUP is a full service media company (www.SMVGROUP.COM ). SMG ranks among the world's largest brand communications groups with a global staff of more than 4,800 contact architects. SMG's network of 110 offices in 76 countries fuels brand-building results for many of the world's leading marketers. In addition to full service media services agencies Starcom, MediaVest and other regional brands, the holding company operates several diversified units that help clients master the dynamic contact environment and changing consumer landscape. These companies include Relay Sports and Event Marketing, SMG Directory Marketing, Halogen Direct, Tapestry (multicultural), and SMG Entertainment.

ZENITHOPTIMEDIA is one of the world's leading global media services agencies with 162 offices in 59 countries and 4 000 people around the world. ZenithOptimedia is committed to delivering to clients the best possible return on their advertising investment.

This approach is supported by a unique system for strategy development and implementation, The ROI Blueprint. At each stage, proprietary ZOOM (ZenithOptimedia Optimisation of Media) tools have been designed to add value and insight.

The ZenithOptimedia Village enables the widest range of communications opportunities and skills to be brought together to ensure the most powerful connections are made with consumers.

PUBLICIS GROUPE SA (Euronext Paris: : FR0000130577, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

            Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

                          Contacts at Publicis Groupe:

Pierre Benaich,  Investor Relations          +33 1 4443 6500
Eve Magnant, Corporate Communications        +33 1 4443 7025

                                                                    Exhibit 99.2

                             [PUBLICIS GROUPE LOGO]
                                  PRESS RELEASE

                                                       Paris, September 20, 2004

CONTACTS AT PUBLICIS GROUPE:

PIERRE  BENAICH,  INVESTOR  RELATIONS        +33 1 4443  6500
EVE  MAGNANT,  CORPORATE COMMUNICATIONS      +33 1 4443 7025

                 PUBLICIS GROUPE SELLS CREDIT LINKED NOTES AND
                        BUYS BACK BOND COMPONENT OF OBSAS


          o  SIMPLIFICATION  OF  BALANCE  SHEET

          o  SIGNIFICANT IMPROVEMENT IN DEBT-TO-EQUITY RATIO

          o  LASTING REDUCTION OF FINANCIAL COSTS


In line with its commitments to simplifying the balance sheet structure and allowing greater clarity, Publicis Groupe has arranged a transaction with Deutsche Bank whereby it is to simultaneously sell Credit-Linked Notes acquired in July 2003 and buy back the bond component of the OBSAs (bonds with equity warrants attached) issued on the occasion of the Bcom3 acquisition in September 2002. The transaction was carried out on the basis of a (euro)70 million differential between the values of these two instruments paid by Publicis Groupe.

Publicis Groupe CFO Jean-Michel Etienne comments: "THIS TRANSACTION MARKS AN IMPORTANT STEP FORWARD IN EFFORTS TO SIMPLIFY OUR BALANCE SHEET. IT ALSO MEANS A LASTING IMPROVEMENT IN FINANCIAL RATIOS, NET INCOME AND EPS. WE WILL NOW BE MOVING AHEAD TO COMPLETE THE PROGRAM."

This transaction has positive effects on both the statement of income and the balance sheet.

1- STATEMENT OF INCOME

o A lasting reduction of financial costs amounting to over (euro)20 million a year from 2005 on (applying IFRS principles).

o An exceptional capital gain of (euro)20 million representing the difference between the value of the transaction and the value of the two instruments in the Groupe's books ((euro)90 million).

o Completion of the transaction led to a recovery of (euro)126 million in net deferred tax liabilities booked on the occasion of the Bcom3 acquisition.

2- BALANCE SHEET

This transaction significantly strengthens the structure of the Publicis Groupe balance sheet. If its impact had been recognized in financial statements at June 30, 2004, the ratio of net debt to equity (including minority interests and ORANES - bonds redeemable in shares) would have been reduced from 1.00 to 0.71 as a result of:

o On the asset side, elimination of Credit Linked Notes in an amount of
(euro)376 million and a parallel (euro)70 million reduction in cash and cash equivalents.

o On the liability side, elimination of the bond component of OBSAs (bonds with equity warrants attached) in an amount of (euro)471 million and of (euro)126 million in deferred taxes relating to the discounting of OBSAs.

o As regards shareholders' equity, redemption of the bond component of OBSAs means that the warrant component can be reclassified as equity in an amount of
(euro)120 million (after deduction of deferred tax assets) under French accounting standards as of 2004, this being in any case applicable under IFRS principles.

o Reduction of net consolidated debt by (euro)20 million, representing the amount of the capital gain.


Publicis Groupe was advised by Societe Generale and law firm Darrois, Villey, Maillot & Brochier.

                                     * * *

PUBLICIS GROUPE (Euronext Paris: FR0000130577 - NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents. Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; MEDIA CONSULTANCY AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

                                                                    Exhibit 99.3

                             [PUBLICIS GROUPE LOGO]
                                  PRESS RELEASE

                                                       Paris, September 30, 2004

CONTACTS AT PUBLICIS GROUPE:

PIERRE BENAICH, INVESTOR RELATIONS           +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS        +33 1 4443 7025



                       PUBLICIS GROUPE JOINS CAC 40 INDEX


In application of the decision taken on August 20 by Euronext's Expert Committee on Indices, Publicis Groupe shares were included in the CAC 40 index with effect from the close of trading on September 30, 2004. With market capitalization totaling (euro)4.5 billion at that point, Publicis Groupe should represent 0.53% of the index.

Publicis Groupe shares have been listed on the Paris exchange (Euronext) since June 9, 1970 and traded on the New York Stock Exchange in the form of American Depositary Receipts since September 22, 2000. Alongside core shareholders Elisabeth Badinter and Dentsu Inc., an estimated 65% of shares counts as free float mostly held by institutional investors in France, the US, the UK and Germany.

Inclusion in the index confers a new stock-market status on Publicis Groupe and marks an important milestone in its history. Reflecting recognition for the farreaching changes made within the Group over recent years, it also entails added demands on performance.

                                      *     *
                                         *


PUBLICIS GROUPE (Euronext Paris: FR0000130577 - NYSE: PUB) is the world's fourth largest communications group, as well as the world's second largest media counsel and buying group. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; MEDIA CONSULTANCY AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

                                                                    Exhibit 99.4

                             [PUBLICIS GROUPE LOGO]
                                  PRESS RELEASE

                                                         Paris, October 18, 2004

CONTACTS AT PUBLICIS GROUPE:

PIERRE BENAICH, INVESTOR RELATIONS      +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS   +33 1 4443 7025



                CLARIFICATION OF RECENT CHANGES IN THE STRUCTURE
                       OF PUBLICIS GROUPE SHARE OWNERSHIP


Following the recent filings with the SEC in the US and the AMF in France, we believe it would be useful to clarify the points below.

Pursuant to the Shareholders' Agreement entered into by Ms. Badinter and Dentsu Inc. in connection with the Bcom3 transaction in 2002, a number of legal changes were made to share ownership and voting rights on September 24 of this year, two years after the Publicis Groupe - Bcom3 merger. These changes did not involve any purchase or sale of Publicis Groupe shares by either Dentsu Inc. or Ms. Badinter. They have resulted in a slight increase in the combined voting rights of Ms. Badinter and Dentsu Inc.

REGARDING DENTSU INC.

At June 30, 2004, Dentsu Inc. held a total of 35,518,504 Publicis Groupe shares, of which 28,690,875 were under full title and 6,827,629 were under bare legal title. The usufruct for the 6,827,629 shares remained with former Bcom3 shareholders. This arrangement was made to allow Dentsu Inc. to obtain 15% of Publicis Groupe voting rights without having to wait for the two years required to acquire double voting rights.

On September 24, 2004, Dentsu Inc. returned bare legal title to the 6,827,629 shares to the usufructuaries, leaving Dentsu Inc. with full title in 28,690,875 shares of Publicis Groupe. On that same date, Dentsu Inc. contributed the right to exercise the voting rights in 11,181,399 shares to a partnership (SOCIETE EN PARTICIPATION or SEP) with Ms. Badinter, who is the manager of this SEP. Dentsu Inc. made the contribution in order to comply with the terms of its agreements with Ms. Badinter and Publicis Groupe pursuant to which Dentsu Inc. agreed not to hold voting rights in Publicis Groupe shares in excess of 15% of the total voting power of Publicis Groupe shares.

REGARDING MS BADINTER

At June 30, 2004, Ms. Elisabeth Badinter held 20,195,340 shares and her interest was the same at September 24, 2004. The recent changes increase her voting rights, since Ms. Badinter will exercise both the voting rights attached to her own shares and, as manager of the SEP, the voting rights contributed to the SEP by Dentsu Inc.


VOTING RIGHTS OF MS. BADINTER AND DENTSU INC.

AS OF JUNE 30, 2004

Ms. Badinter                  18.84%
Dentsu Inc.                   16.57% (capped at 15%)
------------------------------------
TOTAL                         35.41%

AS OF SEPTEMBER 24, 2004

Ms. Badinter 17.20% Ms. Badinter via the SEP 4.76%
------------------------------------
Sub-total Ms. Badinter        21.96%
Dentsu Inc.                   14.86% (to be adjusted to 15% per SEP by-laws)
------------------------------------
TOTAL                         36.82%


                                      *   *
                                        *


PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; MEDIA CONSULTANCY AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

                                                                    Exhibit 99.5

                             [PUBLICIS GROUPE LOGO]
                                  PRESS RELEASE

                                                         Paris, November 2, 2004

CONTACTS AT PUBLICIS GROUPE:

PIERRE BENAICH, INVESTOR RELATIONS           +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS        +33 1 4443 7025


                ORGANIC GROWTH CLOSE TO 5% IN THE THIRD QUARTER
                     MARGIN AND FINANCIAL TARGETS CONFIRMED


REVENUES

Publicis Groupe revenues for the third quarter of 2004 reached (EURO)932 MILLION, compared with (euro)918 million for the same period of 2003. ORGANIC GROWTH EXCEEDED 4.8%, up from 4.4% in the first quarter and 4.5% in the second.

Revenues for the nine months to September 30 amounted to (EURO)2,779 MILLION, compared with (EURO)2,788 MILLION for the same period of 2003. ORGANIC GROWTH SHOWED A FURTHER IMPROVEMENT TO 4.6% FOR THE FIRST NINE MONTHS. The negative impact of exchange rates on revenues was (EURO)39 MILLION in the third quarter and (EURO)137 MILLION over the nine months. It mainly concerned the US dollar.

Turning to markets by region, advertising spending continued to show a healthy rise in North America, but the rapid acceleration observed from one quarter to the next in 2003 makes year-on-year comparisons appear more moderate in 2004.

In all other regions, signs of recovery have been confirmed, in particular in Europe, where markets made fresh progress in the third quarter. In Latin America, the promise of the early part of the year has been borne out with continued expansion. Finally, the Asia-Pacific region saw further improvement on the previous quarter.

MAURICE LEVY, Chairman & CEO, Publicis Groupe, comments:

"THE WORLD MARKET REMAINS FIRM, WITH GROWTH CONTINUING AT A SATISFACTORY PACE. AS WE ANTICIPATED, GROWTH IS PICKING UP IN EUROPE TO OFFSET SOMEWHAT SLOWER GROWTH IN NORTH AMERICA, WHILE GROWTH IN ASIA REMAINS SATISFACTORY.

WE ARE CONTINUING TO WIN MARKET SHARE, AS OUR GROUP GENERATES STRONG MOMENTUM; THE ATTRACTIVENESS OF OUR OFFERING FOR ADVERTISERS IS CLEAR FROM THE HEALTHY NEW BUSINESS RESULTS THROUGHOUT THE CURRENT YEAR. ORGANIC GROWTH REMAINS FIRM, BEATING OUR FORECASTS.

LOOKING TO THE FOURTH QUARTER, OUR POSITION TODAY MAKES US BOTH VERY CONFIDENT AND VERY CAUTIOUS, GIVEN THE RECURRENT RISK OF ADJUSTMENTS TO ADVERTISING AND MARKETING SPENDING AT THE CLOSE OF THE YEAR.

RESULTS FOR THE SECOND HALF OF THE YEAR SHOULD SHOW A RISE IN OPERATING MARGINS AND CASH GENERATION.

INITIAL INDICATIONS OF CLIENTS' BUDGETING PLANS FOR NEXT YEAR ARE POSITIVE, PROVIDING SUPPORT FOR OUR EARLIER PREDICTION THAT 2005 WILL BE A YEAR OF GROWTH."



REVENUES BY GEOGRAPHY

               THIRD QUARTER       IN MILLIONS         ORGANIC
                                    OF EUROS           GROWTH
               -----------------------------------------------

               Europe                   366              +3.5%
               North America            411              +3.1%
               Asia-Pacific              97             +10.7%
               Latin  America            40             +14.4%
               Rest of World             18             +27.9%
               -----------------------------------------------
               TOTAL                    932              +4.8%


               NINE MONTHS         IN  MILLIONS        ORGANIC
                                    OF EUROS           GROWTH
               -----------------------------------------------

               Europe                   1,117            +2.5%
               North America            1,219            +3.7%
               Asia-Pacific               278            +8.8%
               Latin America              116           +23.1%
               Rest of World               49           +17.3%
               -----------------------------------------------
               TOTAL                    2,779            +4.6%

NEW BUSINESS AT A LEVEL COMPARABLE WITH THAT IN THE THIRD QUARTER OF 2003

Publicis Groupe once again achieved good New Business performance in the third quarter, with accounts booked through its various networks during the period amounting to $670 million ((euro)540 million), including 51% in advertising and SAMS and 49% in media consultancy and media buying.

NEW BUSINESS FOR THE FIRST NINE MONTHS OF THE YEAR REACHED A NET TOTAL OF $2.6 BILLION ((EURO)2.1 BILLION), EQUALLY DIVIDED BETWEEN ADVERTISING/SAMS AND MEDIA BUYING & MEDIA CONSULTANCY.

Main new accounts booked during the third quarter are listed below.

PUBLICIS WORLDWIDE

Paddy Power (UK) - Bundesversicherungsanstalt (Germany) - Sprint/Local Consumer Solutions division and Whirlpool/Gladiator GarageWorks (US) - Region of Calabria, Ministry of Education and Ministry of Public Works (Italy) - Renault Samsung Motors (extension) and Korea Telecom (Korea).

LEO BURNETT  ConAgra/Pam

Cooking Spray and Simmons (US) - Bacardi and Aeromexico (Mexico) - Fissler (Germany) - Telenor (Pakistan).

SAATCHI  & SAATCHI

Lego/Duplo and Clikits Universe (global) - ENEL/Terna (extension - Italy) - Procter & Gamble/Prilosec (project assignment - US) - Sydney Morning Herald (Australia) - Friesland Hellas/NoyNoy Yoghurts (extension - Greece) - WRAP (Water and Resources Action Programme - UK).

OTHER  ADVERTISING  NETWORKS AND AGENCIES:

o FALLON:  EMAP Magazine and Jacobs Creek Wines (UK).

o MS&L: Equifax and Sanofi-Aventis (extension)(US).

o BROMLEY COMMUNICATIONS (US): San Antonio Convention  and  Visitors'  Bureau.

STARCOM MEDIAVEST GROUP (media buying and consultancy):

Raffeisen Bank (Czech Republic) - Harvey's and Barclay's/First Plus (UK) - General Motors (out of home) (US) - Versatel (Germany) - Sunny Delight and Kraft Foods (Spain) - General Mills (China) - Lindex (Sweden) - Coca-Cola (Peru).

ZENITHOPTIMEDIA (media buying and consultancy):

Nokia (India) - Ile de France Region and Siemens Corporate (France) - Frosta, AMB Generali Holding and Nordsee (Germany) - SmarTone (Hong Kong) - WildBlue
(US).

SAMS (specialized agencies and marketing services):

o ARC NORTH AMERICA (US): Procter & Gamble/Respiratory brands.

o PUBLICIS HEALTHCARE COMMUNICATIONS GROUP: Novartis/Prexige (Germany) - BMS/SRC Kinese (global) - several brands of Boots Healthcare International (UK).

No significant accounts were lost in the third quarter.

Business in the fourth quarter has gotten off to a good start with the booking of three significant accounts together representing close to $1.7 billion:

o worldwide consolidation of accounts within Publicis Groupe for Aventis (Sanofi- Aventis) brands, with the exception of Lantus, Apidra and Lovenox, which are retained by their present agency. This decision affects media buying, events and communication services, including advertising.

o the most part of Nestle's worldwide media buying and planning account,

o the advertising account for Renault Spain, the country's number-six advertiser overall and number one for the automobile industry.


ANALYSTS'  MEETING

As was announced when half-year results were presented on September 10, an additional analysts' meeting will be held in December 2004 in Paris. This is to present details of the impact of IFRS on Publicis Groupe financial statements at June 30, 2004 as well as the group's new targets for operating margin over the medium term and how we can achieve them.


                                     * * *


PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; MEDIA CONSULTANCY AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

                                                                    Exhibit 99.6

                             [PUBLICIS GROUPE LOGO]
                                  PRESS RELEASE

                                                         Paris, December 7, 2004

CONTACTS AT PUBLICIS GROUPE:

PIERRE  BENAICH,  INVESTOR  RELATIONS        +33 1 4443 6500
EVE  MAGNANT,  CORPORATE COMMUNICATIONS      +33 1 4443 7025



                   PUBLICIS GROUPE SUPERVISORY BOARD MEETING

NEW COMPOSITION  OF SUPERVISORY  BOARD

o TATEO MATAKI, PRESIDENT AND CEO OF DENTSU, JOINS THE SUPERVISORY BOARD


NEW COMPOSITION OF MANAGEMENT BOARD

o ROGER HAUPT PROGRESSIVELY  RELINQUISHES  HIS  RESPONSIBILITIES

o JACK KLUES, CEO OF STARCOM MEDIAVEST GROUP,  NAMED MEMBER OF MANAGEMENT  BOARD

o BUSINESS  ACTIVITY IN LINE WITH FORECASTS



Publicis Groupe announces the new composition of the Management Board (Directoire), its top management structure, following the Groupe's Supervisory Board (Conseil de Surveillance) meeting, chaired by Madame Elisabeth Badinter on December 7, 2004. The Supervisory Board welcomed Tateo Mataki, President and CEO of Dentsu Inc., who replaces on the Board Fumio Oshima, Senior Executive Advisor, Corporate Affairs, and who will sit with Yutaka Narita, Principal Advisor and Chairman of Dentsu Group.

The Supervisory Board also reviewed business activity through ten months of the year, which has developed in line with forecasts.

Roger Haupt, Member of the Management Board, President and Chief Operating Officer, has informed the Board that, as planned, he will progressively relinquish his responsibilities, respecting the tradition of Leo Burnett, and his commitment to remain as long as necessary to see through the successful integration of b/com3 following its merger with Publicis Groupe. Roger Haupt will remain Chairman of Publicis Groupe Media (PGM) in order to implement PGM development initiatives already decided, and will act as a consultant to Maurice Levy. Publicis Healthcare Communications Group will become part of the SAMS (Specialized Agencies and Marketing Services) division and will report to John Farrell, President and CEO of SAMS.



                                  Page 1 sur 3

Madame Badinter expressed the Board's appreciation for Roger Haupt's `personal leadership and professional dedication', including his `total commitment' that contributed to the successful integration of b/com3 into the Publicis Groupe as well as his `unrelenting efforts' to assure the continuing transformation of the Groupe as a global leader in its field. She expressed her satisfaction that Roger Haupt would continue to contribute to the Groupe.

In a letter to the Board, Roger Haupt expressed his decision to progressively relinquish his activities. He stated, <<THE B/COM3 GROUP HAS BEEN WARMLY WELCOMED INTO THE PUBLICIS FAMILY. IT IS A FAMILY IN WHICH I AM PLEASED TO SAY I WILL PLAY A CONTINUING, ALBEIT A SIGNIFICANTLY REDUCED, ROLE. SPECIAL THANKS GO TO PUBLICIS GROUPE AND PARTICULARLY MAURICE LEVY. THE SUCCESS OF OUR MERGER SPEAKS VOLUMES TO MAURICE'S UNWAVERING COMMITMENT TO HONORING AGREEMENTS WE MADE WHEN WE NEGOTIATED THE MERGER.>>

Jack Klues, 49, currently CEO of Starcom MediaVest Group, will become a member of the Management Board (Directoire).

Jack Klues' entire career has been at Leo Burnett, culminating with the creation of Starcom MediaVest Group Worldwide (SMG Worldwide) which he developed into a real leader among the world's media agencies. A true specialist in his field, obsessed with innovation and performance, Jack Klues boosted the company to the very top international ranks.

The rapprochement with Publicis Groupe permitted the creation of the global leader in the media field, Publicis Groupe Media. Dedicated to service to and performance for the client, PGM is made up of two totally independent and autonomously-managed media agencies, SMG and ZenithOptimedia. His participation in the Management Board will deepen and broaden the expertise of the executive management organ of Publicis Groupe.

Maurice Levy said : << ROGER HAUPT AND I HAVE ENJOYED A RELATIONSHIP OF TOTAL CONFIDENCE. THIS REAL COOPERATION DAILY WAS WHAT ALLOWED US TO ACHIEVE THE SUCCESSFUL INTEGRATION OF B/COM3. I KNOW PERSONALLY HOW MUCH WORK, HOW MUCH TRAVEL, AND HOW MUCH EFFORT AND ENERGY ROGER HAS DEVOTED DAILY TO THAT CAUSE. I AM IMMENSELY APPRECIATIVE OF THAT; ROGER PERMITTED US TO FACE THE CHALLENGES AND TRANSFORM PUBLICIS INTO THE WORLD'S FOURTH-LARGEST COMMUNICATIONS GROUP.>>

On Jack Klues' appointment, Maurice Levy commented: << IT IS A GREAT PLEASURE TO WELCOME JACK KLUES AS A MEMBER OF THE MANAGEMENT BOARD. IT WAS AN EASY CHOICE FOR ALL OF US, A MEASURE OF JACK'S QUALITIES AS A MANAGER AND HIS TRACK RECORD OF PERFORMANCE. WE WILL BENEFIT TREMENDOUSLY AT A TIME WHEN THE IMPORTANCE OF MEDIA HAS NEVER BEEN GREATER, WHEN THE HOLISTIC APPROACH IS A CRITICAL STRATEGIC OBJECTIVE FOR US AND FOR OUR CLIENTS, AND WHEN JACK'S HANDS-ON EXPERIENCE AND COMPREHENSIVE KNOWLEDGE OF THE AMERICAN MARKETPLACE CAN GUIDE THE MANAGEMENT BOARD AND THE GROUPE AS A WHOLE.>>

As of January 1, 2005, the Publicis Groupe Management Board will be made up of five individuals: Maurice Levy, Chairman and CEO ; Kevin Roberts, CEO of Saatchi & Saatchi ; Claudine Bienaime, General Secretary ; Bertrand Siguier, Executive Vice President of Publicis Worldwide and Jack Klues, CEO of Starcom MediaVest Group.


                                  Page 2 sur 3

THE "CONSEIL DE SURVEILLANCE" OF PUBLICIS GROUPE IS ITS SUPERVISORY BOARD, WHICH INCLUDES EXCLUSIVELY SHAREHOLDER REPRESENTATIVES. NO MEMBERS OF EXECUTIVE MANAGEMENT ARE MEMBERS OF THE SUPERVISORY BOARD.

THE "DIRECTOIRE" OF PUBLICIS GROUPE IS COMPOSED EXCLUSIVELY OF MEMBERS OF EXECUTIVE MANAGEMENT.

PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC 40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as the world's second largest media counsel and buying group. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; MEDIA CONSULTANCY AND BUYING through two worldwide networks, ZenithOptimedia and Starcom MediaVest Group; and MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM



                                  Page 3 sur 3

                                                                    Exhibit 99.7

                             [PUBLICIS GROUPE LOGO]
                                  PRESS RELEASE

                                                         Paris, December 9, 2004

CONTACTS AT PUBLICIS GROUPE:

PIERRE BENAICH, INVESTOR RELATIONS           +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS        +33 1 4443 7025



                                ANALYSTS' MEETING



A meeting for analysts and journalists this morning in Paris will focus on four main themes. Publicis Groupe representatives will present plans to raise operating margin to 17% over the next four years and give a detailed assessment of the impact IFRS will have on Groupe accounts, based on information available to date. They will also present a progress report on initiatives to simplify the balance sheet, and review business in the closing months of the year.



1- 17 % OPERATING MARGIN IN 2008

Publicis Groupe will present its strategic aims for the next four years.

At present, revenues are generated 44% in North America, 41% in Europe, and 15% in the Rest of the World (RoW). The main 2008 target calls for raising RoW business to 20% of the total, setting the North America contribution at 42% and Europe at 38%. Gains will be driven by robust expansion in Asia, where we already hold very strong positions.

A breakdown by business line shows 44% of revenues coming from advertising, 23% from SAMS and 22% from media. Strong organic growth combined with our holistic approach and policy of selective acquisitions should lead to significant changes by 2008, with advertising representing 44% of revenues and SAMS and media 28% each.

Finally, operating margin, set to reach 15% in 2004, should rise to 17% within four years (based on current French Gaap).

To achieve this ambitious target, we will use a range of approaches across all business areas, while remaining firmly committed to our key priority - delivering ever better service and quality to our clients. Areas to be focused on include:

-  simplifying  agency  procedures,

- optimizing  structures and business models to work together more  effectively,

- catching up units in selected regions,

- building up SAMS entities following recent restructuring, - developing synergies freed by the creation of Publicis Groupe Media,

- optimizing  our agency  network in emerging  markets,

- implementation of a corporate procurement and production policy in key countries,

- deployment of Shared Service Centers pooling group resources should also lead to accelerated savings from 2005 on.



2- MAIN  IMPACT  OF  ADOPTION  OF IFRS

Underscoring its commitment to transparency, Publicis Groupe will present a progress report on adoption of IFRS and the impact this will have on its accounts.

Information presented is based on application of IFRS texts published to date. Certain standards are still being developed, while others are currently being modified or are subject to interpretation by accounting professionals. Some have not yet been adopted by the European Union.

As a result, information presented at the meeting is subject to change depending on final versions of the corresponding texts and related analyses.

Publicis Groupe has stressed that data to be discussed at the meeting are based on unaudited figures.

P&L ACCOUNT: Main impacts of the move to IFRS are the expensing of stock options as personnel costs, representing an annual charge of around (euro)20-25 million, and an additional interest charge of (euro)54 million in 2004 due to changes in the combined treatment of Oceane and Orane issues. However goodwill - estimated at around (euro)100 million in 2004 - will no longer be amortized, and this will have a positive impact, although subject to impairment charges.

BALANCE SHEET: the Publicis building on the Champs-Elysees in Paris will be marked up to market value estimated at (euro)164 million, while certain debt will be reclassified as equity (this includes the equity portion of Orane and Oceane issues). Equity warrants have also been booked as equity since redemption of the bond portion of OBSAs (bonds carrying equity warrants) last September. Altogether these changes will reduce net debt by around (euro)350 million. The other factor affecting the balance sheet concerns buy-outs, which will be recorded as a non-financial liability if Publicis Groupe is committed to buy out minority interests. The amount concerned is (euro)129 million.

3- SIMPLIFICATION OF BALANCE SHEET

Publicis Groupe is in the process of simplifying its balanced sheet with four objectives:

-  reducing  debt,

-  maintaining a high level of liquidity and long-term  maturities,

-  moving  out of  complex  financial  instruments,

-  gradually  reducing EPS dilution.

In the course of 2004, the Groupe reviewed strategies submitted by banks and this autumn made its first move, selling off CLNs and buying back the bond portion of OBSAs (bonds with attached equity warrants). The Groupe plans to take further action to simplify its balance sheet between now and summer 2005.


4- CLUB DEAL

Publicis Groupe has mandated ABN Amro Bank NV, Banc of America Securities Limited, BNP Paribas, Calyon, Citibank International plc, Societe Generale and Natexis Banques Populaires to set up a multi-currency revolving credit facility in an amount of (euro)850 million, with the possibility of raising this to
(euro)1 billion. The facility is for five years and will improve the Group's overall liquidity by refinancing the (euro)700 million agreement signed in November 2003.

5- BUSINESS REVIEW AT YEAR-END 2004

Maurice Levy, Chairman & CEO, said: "OUR BUSINESS TO DATE IS RIGHT ON COURSE. WE ARE CONFIDENT THAT WE WILL MEET OUR 15% TARGET FOR OPERATING MARGIN, AND MAY EVEN EXCEED THIS SLIGHTLY."


                                     * * *


PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA CONSULTANCY AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

                                                                    Exhibit 99.8

                             [PUBLICIS GROUPE LOGO]
                                  PRESS RELEASE

                                                        Paris, December 17, 2004

                              PUBLICIS GROUPE S.A.
          EURO 1,000 MILLION MULTI-CURRENCY REVOLVING CREDIT FACILITY

Publicis Groupe S.A. is pleased to announce that it has signed today a Euro 1,000 million Multi-Currency Revolving Credit Facility (the "Facility") via Mandated Lead Arrangers ABN AMRO Bank N.V. (Bookrunner), Banc of America Securities Limited (Bookrunner), BNP Paribas (Bookrunner), Calyon, Citibank International Plc (Bookrunner), HSBC CCF and Natexis Banques Populaires (Bookrunner). The Facility was increased from an original amount of Euro 850 million following a strong oversubscription. The Facility has a maturity of 5 years and is intended for general corporate purposes including the refinancing of the existing Euro 700 million Revolving Credit Facility signed in November 2003 and subsequently further increased to Euro 770 million.

The Facility carries an out-of-door margin of 27.5 basis points over Euribor and utilization fees bringing the fully-drawn margin to 35.0 basis points over Euribor and a commitment fee of 35%.

Banks were invited to participate in the deal at the level of Arranger or as a Co-Arranger. The following banks joined the deal:

- MLA: ABN Amro, BNP Paribas, Bank of America, Citigroup,  Natexis, Calyon, HSBC

- Arranger: CIC, RBS, SG

- Co-Arranger: ANZ, Barclays, ING, Deutsche Bank, IXIS, Morgan Stanley,  West LB

This facility completes action over the past two years designed to:

- Enhance  liquidity

- Extend  average  maturity of debt

- Reduce average debt servicing costs, taking advantage of market opportunities as they arise.

Jean-Michel Etienne, Publicis Groupe's Chief Financial Officer, comments : "I AM VERY PLEASED THAT WE HAVE SUCCESSFULLY COMPLETED THIS KEY STAGE IN OUR PLANS FOR REFINANCING AND IMPROVED LIQUIDITY. WE CAN NOW FOCUS ON IMPROVING CASH FLOWS, OUR FINANCIAL RATIOS AND THE SIMPLIFICATION OF OUR BALANCE SHEET".

PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA CONSULTANCY AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web  sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

CONTACTS  :  Frederic  Coutant, Group  Treasurer  - +33 (0)1 44 43 65 18
             Pierre Benaich, Investor Relations - +33 (0)1 44 43 65 00 Eve Magnant, Corporate Communications - +33 (0)1 44 43 70 25